MAG SILVER CORP. (An exploration stage company) Management Discussion & Analysis For the period ended March 31, 2009
Dated: May 15, 2009

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX: MAG NYSE-A: MVG www.magsilver.com info@magsilver.com

MAG Silver Corp. (“we”, “MAG” or the “Company”) is a company focused on the acquisition, exploration and development of district scale projects located in the Mexican silver belt.  We are based in Vancouver, British Columbia, Canada.  Our common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE Amex under the symbol MVG.  The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta and Ontario.

The following management discussion and analysis (“MD&A”) of MAG focuses on the financial condition and results of operations of the Company for the three months ended March 31, 2009 and 2008.  It is prepared as of May 15, 2009 and should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2009, together with the notes thereto.  All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

The global economic environment has been uncertain since mid-year 2008.  Lower commodity prices, currency fluctuations, banking and institutional failures, restricted credit availability and a general reduction in the availability of equity financing create a more uncertain environment for the Company’s securities.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully. Other risks and uncertainties faced by the Company are listed under “Risks and Uncertainties” below and under “Risk Factors” in the Company’s Annual Information Form (“AIF”).

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s Common Shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company’s AIF.  More information about the Company including its AIF and recent financial reports are available on SEDAR at www.sedar.com and on SEC’s IDEA website at http://idea.sec.gov.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including resource estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”).

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This MD&A uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This MD&A uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources

2/13

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2009

may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

FINANCIAL PERFORMANCE

At March 31, 2009, the Company had cash and cash equivalents on hand of $43,900,160 versus $69,812,325 for the period ended March 31, 2008.  The Company’s cash and cash equivalents are largely due to a financing completed late in 2007 and warrant exercises completed early in 2008.  On November 27, 2007, the Company closed a bought deal private placement of 3.0 million common shares of the Company at a price of $15.50 per share for gross proceeds of $46.5 million.  In February 2008 all outstanding warrants were exercised for gross proceeds of $11.37 million.

After deducting interest earned for the period ended March 31, 2009 of $138,725 compared to interest earned of $659,169 for the period ended March 31, 2008, the loss for the period ended March 31, 2009 was $5,300,482 compared to a loss for the same period in 2008 of $2,789,137.

The first quarter loss includes a mineral property write-off of $3,150,255 (2008: $1,169,411) and $49,846 (2008: $1,446,300) as a non-cash charge for stock compensation expense. During the period ended March 31, 2009 the Company wrote off carrying costs of $3,150,255 in respect of Sierra Ramirez property as exploration results to date do not support the capitalised value of this property.  The Company has not abandoned the property and further exploration work will be undertaken.  Excluding the mineral property write-off and stock compensation expenses, the net loss for during the period would be $1,961,656 (2008: $173,426).

Stock compensation expense is one of the Company’s largest administration expenses.  The fair value of all stock-based compensation for the Company is estimated using the Black-Scholes-Merton option valuation model and is recorded in operations or capitalized against properties over the vesting period of the options.  This option pricing model uses various data inputs such as: if dividends are paid, the weighted average volatility of the Company’s shares price, an annual risk-free interest rate, an expected term of the option, as well as the market price of the Company’s shares.

General and administrative expenses for the period ended March 31, 2009, not including mineral property write-offs or stock compensation expenses, amounted to $2,100,381 compared to $832,595 in the same period of 2008.  Increases occurred in audit and accounting fees (2009: $93,959 versus 2008: $44,675) due to regulatory compliance work in Canada, the United States and Mexico and as a result of management’s decision to implement quarterly review engagements by the Company’s auditors.  There was a foreign exchange loss in the quarter (2009: $109,069 versus a gain in 2008: ($63,206)) due to volatile currency fluctuations   Filing and transfer agent fees decreased in the period (2009: $105,453 versus 2008: $126,357) generally as a result of decreased equity issues.  General office expenses amounted to $347,064 for the period ended March 31, 2009 (2008: $170,770) including costs for the Annual General and Special meeting held in March, 2009 of $218,684 (2008: $67,823), of which $203,859 was for proxy solicitation services (2008 – nil).  Legal fees increased for the quarter (2009: $625,473 versus 2008: $71,100) due to the Company’s efforts to deal with Fresnillo’s intended hostile bid for 100% ownership of the Company.  Management and consulting fees increased during the period to $499,107 (2008: $368,838) due to the hiring of additional staff and increased non-executive directors fees due to more frequent meetings and the establishment of two new committees (Special Committee and Independent Committee) in response to Fresnillo’s announcement of their intention to launch an unsolicited takeover bid for the Company.  Shareholder relations costs were higher for the period (2009: $233,077 versus 2008: $79,282) due to communication efforts regarding the intended hostile bid by Fresnillo, including $41,117 (2008: nil) for professional public relations services.  Travel costs increased for the quarter (2009: $87,179 versus 2008: $34,777) for travel to Mexico related to both the valuation process for Fresnillo’s intended hostile bid and an increased number of technical and corporate meetings related to Minera Juanicipio.

During the period ended December 31, 2008, the Company entered into new or amended employment agreements with three officers, one of who is a director as well, and three key employees.  These new or amended agreements

3/13

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2009

include change of control provisions.  Should a change of control of the Company occur before June 30, 2009, the change of control compensation for these six employees would amount to an aggregate of approximately $1.526 million.  During the year ended December 31, 2008 and the period ended March 31, 2009 the Company entered into retention agreements with six non-executive directors of the Company.  These agreements include change of control provisions.  Should a change of control of the Company occur before June 30, 2009, the change of control compensation for these six directors would amount to an aggregate of approximately $206,000.

Other smaller items account for the balance of general and administrative costs for the period.  The Company occupies office space and receives administrative services on a contract basis.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters:

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
March 31, 2009	$138,725	$(5,161,757)	$(0.10)
December 31, 2008	$313,847	$(1,610,743)	$(0.04)
September 30, 2008	$446,078	$(381,128)	$(0.01)
June 30, 2008	$545,586	$(1,091,881)	$(0.02)
March 31, 2008	$659,169	$(2,789,137)	$(0.05)
December 31, 2007	$387,939	$(3,364,017)	$(0.07)
September 30, 2007	$211,108	$(351,375)	$(0.01)
June 30, 2007	$200,002	$(2,181,524)	$(0.05)

Notes:

(1)

The Company’s primary source of revenue during the quarters listed above was interest revenue from GIC’s held by the Company.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced.

(2)

Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses or write-offs.  When adjusting these non-cash charges the results for the quarters listed show a more consistent trend, with a general growth in expenses over time that is consistent with the Company’s increased exploration and corporate activities over the periods as described above at “Financial Performance”.

REVIEW OF OPERATION AND PROJECTS

During the period ended March 31, 2009, the Company incurred $839,490 in property acquisition costs (2008: $91,721).  Exploration expenditures for the same period amounted to $7,259,896 (2008: $2,594,765).  The increase in exploration expenditures in the first quarter was due to an accelerated 2009 exploration program designed to maximize shareholder value through aggressive drilling and advancement of MAG’s 100%-owned properties. Drilling on these properties (Cinco de Mayo, Salamex, Sierra Ramirez, Lagartos SE and Nuevo Mundo) totaled 38,292 metres.  A further 5,405 metres of drilling was conducted on the Juanicipio property by project operator Fresnillo plc and the Company’s share of these costs was funded through its 44% interest in Minera Juanicipio (See details below).

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s IDEA website at http://idea.sec.gov.

4/13

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2009

Juanicipio Property

MAG Silver is a 44% partner with Fresnillo plc (56%) in Minera Juanicipio S.A. DE C.V., the joint venture company that owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  Since MAG’s mineral discovery there in 2003, the Juanicipio property has been advanced by the joint venture partners into a significant silver deposit comprising three principal veins named the Valdecañas, Juanicipio and Encino.  The property also has demonstrated potential for further vein discoveries.

As part of a 25,000 metre drill program budgeted for 2009, a total 5,405 metres of diamond drilling in 15 holes was completed during the quarter. Four drills were turning on the property throughout the period. Two rigs drilling on the Valdecañas Vein continued to return high grades across strong widths and the close spacing contributed results to a first indicated resource estimate reported later in the quarter. One drill was dedicated to the Juanicipio Vein, our original discovery one kilometre south of Valdecañas, with the focus on testing for intersections below and west of earlier high grade intercepts. The fourth drill began testing the newly discovered Encino Vein, a north-dipping vein 200 metres above the south dipping Valdecañas.

The Encino discovery resulted from a reinterpretation in late 2008 of a previously reported drill intercept thought to be a down-dip extension of Valdecañas which later drilling indicated was rather a separate, opposite-dipping vein. This high grade silver (1.84 kg/t) and gold (4.43 g/t) intersection suggests the new Encino Vein, which is open along strike in both directions, has substantial promise.  The intercept of the Encino Vein with the Valdecañas Vein also represents an excellent target. A total 8,000 metres is planned for 2009 to test and assess this new interpretation.

First returns from the Juanicipio Vein drilling were reported in February 2009. One intercept from Hole 20P grading 4.95 g/t gold and 115 g/t silver across 1.2 metres demonstrated the more prominent gold mineralization characteristic of the new emerging Fresnillo II district (of which the Juanicipio Joint Venture is an important part) compared with the generally lower gold grades of the historic Fresnillo producing district. Hole 20P is the fourth to intersect the Juanicipio Vein westward along a 600-metre strike length which remains open in all directions. The 2009 program calls for a total 5,000 metres of drilling to test the Juanicipio Vein.

Highlights from drilling on the Valdecañas Vein during the quarter included a high-grade intercept from Hole PD which returned 2.72 metres true width of 1,578 g/t silver, 5.65 g/t gold, 5.94% lead and 6.67% zinc. Holes reported up to the period end continued to demonstrate continuity of the Bonanza Zone.

An updated National Instrument 43-101 compliant resource estimate was completed in March 2009 by Scott Wilson Roscoe Postle Associates Inc. (the “Updated Resource Estimate”).  The Updated Resource Estimate confirms Valdecañas as a world class deposit, with the first Indicated Resource for the Valdecañas Vein (including the Hanging Wall Vein) of 2.95 million tonnes of 879 grams per tonne (g/t) silver, 2.22 g/t gold, 2.39% lead and 4.15% zinc.  The Inferred Resource (Valdecañas, Footwall and Hanging Wall Veins and the Stockwork Zone) reports 7.21 million tonnes of 458 grams g/t silver, 1.54 g/t gold, 1.89% lead and 3.14% zinc.

The total contained metals on a 100% project basis in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold and 155 million pounds of lead and 269 million pounds of zinc. The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold and 301 million pounds of lead and 498 million pounds of zinc.

A description of the methodology used for the Updated Resource Estimate and full details thereof can be found in the Company’s press releases dated February 24, 2009 and March 4, 2009, both of which are available on SEDAR at www.sedar.com and on the SEC’s IDEA website at http://idea.sec.gov.

Qualified Person

The updated mineral resources for the Juanicipio Joint Venture disclosed in the discussion above have been estimated by Dr. William Roscoe, P.Eng and Mr. David Ross, P.Geo., both employees of Scott Wilson RPA and independent of MAG.  By virtue of their education and relevant experience Dr. Roscoe and Mr. Ross are "Qualified

5/13

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2009

Persons" for the purpose of National Instrument 43-101.  The mineral resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005).  Dr. Roscoe, P.Eng., and Mr. Ross, P.Geo. have read and approved the contents of this MD&A as it pertains to the March 2009 mineral resource estimate by Scott Wilson Roscoe Postle Associates Inc.  A National Instrument 43-101 technical report documenting the mineral resource estimate will be filed on SEDAR before April 10, 2009.

On December 1, 2008, the Company was advised of the intention of Fresbal Investments Ltd., a subsidiary of its joint venture partner, Fresnillo plc, to make an unsolicited take-over bid for all of the Company's outstanding common shares not currently held by Fresnillo and its affiliates at an offer price of US$4.54 cash per share. Fresnillo, an insider by virtue of its approximately 19.8% interest in the Company, triggered the requirement for a formal valuation by an independent valuator under the supervision of an independent committee of the Company's board of directors.  On February 1, 2009 the Company announced that the valuation had been suspended after the independent committee determined that a proper valuation could not be completed without critical information which is in the sole possession or control of Fresnillo and which Fresnillo has refused or neglected to provide to the Company or the valuator.  This information relates to Fresnillo's publicly disclosed plans to develop the Juanicipio joint venture property, owned jointly by the Company (44%) and Fresnillo (56%), as part of its Fresnillo II regional mine development plan.

On May 8, 2009 the Company announced that it has delivered a formal application for a hearing before the Ontario Securities Commission to compel Fresnillo to produce the critical information required to complete the valuation.   The Company has also asked the Ontario Securities Commission to enjoin Fresnillo from proceeding with its announced "take-under" bid if Fresnillo refuses to comply with any document production order so as to finally put an end to this take-over bid threat that has persisted since December 2008

On May 8, 2009 the Company also announced that it had filed a formal request for arbitration with the International Court of Arbitration of the International Chamber of Commerce.  The Company is seeking urgent relief on the grounds that Fresnillo is attempting to acquire control of the Company on a hostile basis in breach of the standstill provisions contained in the shareholders agreement governing the Juanicipio joint venture.  The Company is also seeking relief in relation to other alleged violations by Fresnillo as operator under the shareholders agreement.

The Company has advanced Minera Juanicipio a cumulative cash total of $8,215,779 for its 44% of acquisition and exploration costs to March 31, 2009 (2008 - $6,423,313). None of these costs or advances discussed herein takes into account subsequent currency translation adjustments.

Cinco de Mayo Property

The Cinco de Mayo property comprises 22,000 hectares located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua Sate, Mexico. Cinco de Mayo is the most advanced of MAG’s five Carbonate Replacement Deposit (“CRD”) style targets.

To date, March 31, 2009, the Company has drilled a cumulative 72,000 metres on the property, in 108 holes, and outlined high grade silver/lead/zinc mineralization along approximately 2,000 metres of strike length which remains open.  Results to date have been encouraging but have not delineated a potential economic tonnage of mineralized material.

Drilling at Cinco de Mayo during the first quarter totalled 16,125 metres in 22 holes focusing mainly on geological targets generated by 3-D modeling of the Jose Manto and. geophysical targets generated from preliminary results of previous aerial magnetic (VTEM) surveys totalling 2,300 line kilometres.  The airborne program was designed to overfly surveys from 2006 to confirm previous results, locate the intrusive source of the Jose Manto, and identify new targets for drilling.  Several trends of electromagnetic anomalies are being evaluated and interpreted for future drill targets.

Drilling at Cinco de Mayo continues to intersect trace to strong mineralization in nearly all holes and it is anticipated that additional refined drill targeting will come from detailed processing of drilling data and results from the 2009

6/13

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2009

VTEM survey. Pending results from the drilling of the new geophysical targets, activity has been reduced from three rigs to two.  The drilling and geophysical work is part of a $4.0 million budget for exploration work at Cinco de Mayo in 2009.

The Company incurred $3,007,539 in exploration costs at Cinco de Mayo in the first quarter of 2009 (2008: $962,878), and a cumulative total of $13,780,575 to March 31, 2009.

Lagartos Land Package

The Company owns a 135,000 hectare land package called Lagartos flanking the Juanicipio property. Two claim groups, Lagartos NW and Lagartos SE, northwest and southeast of the Juanicipio Joint Venture, lay along the “Fresnillo Silver Trend”, a large regional structural zone hosting the world class Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.

Exploration during the first quarter focused on the Lagartos SE claim group which saw extensive diamond drilling; a total 10,923 metres in 23 holes. The drilling focused on testing the northwest and southeast extensions of the major Vetagrande vein system, which on MAG property exists under alluvial cover. Drilling showed that to the northwest the alluvium is more than 200 metres deep and thus that area is not a practical target; results from the southeast, where the alluvium is less than 75 metres deep, and a multi-metre wide silicified quartz-veined was cut, were more promising.  Assay results from the southeastern (Las Majadas-Pajarito Hill) drilling are pending. Meantime the resumption of drilling on this land package awaits pending receipt of results, surface access permission and further claim acquisitions.

The Company incurred $1,819,548 in exploration costs on Lagartos in the first quarter of 2009 (2008: $394,378), and a cumulative total of $8,354,938 to March 31, 2009 in exploration costs.  The Company’s budgeted exploration programs at Lagartos for 2009 are approximately $1,300,000.

Sierra de Ramirez Property

Sierra Ramirez is another large 100%-owned CRD prospect (65 square kilometres) within the Sierra Ramirez District in eastern Durango State, approximately 80 kilometres west of the famous Providencia-Concepcion del Oro, Zacatecas District. Historically, this district has produced high-grade silver ores (1-3 kg/t) from Spanish colonial times to the 1960s.

Work to date since 2004 has included district-scale mapping and sampling, magnetic and electromagnetic surveying, and structural and geological mapping. Two drills were active on the property during the first quarter; a total 5,966 metres drilled in 10 holes.

Drill targets were possible continuations of known mined out bodies, but the continuations or feeders for the system were not encountered in the drilling.  Overall zoning indicates that the system was fed from the south in an area covered by alluvium. Two holes were drilled to test limestone to depth under the alluvium and both hit limestone less than 80 metres below surface and both reported strongly anomalous results from the favourable host limestones.  Limited follow up drilling is being completed with one rig.

Based on results received after the quarter ended March 31, 2009 it was decided that the exploration results to date do not support the capitalised value of this property.  Effective at March 31, 2009 the Company wrote down deferred acquisition and exploration costs of $3,150,255 relating to the Sierra Ramirez property.  The Company has not abandoned the property and further exploration work will be undertaken.

The Company incurred $1,195,276 in exploration costs on Sierra Ramirez in the first quarter of 2009 (2008: $49,570), and a cumulative total of $1,760,547 to March 31, 2009.

7/13

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2009

Salemex Property

The Salemex property comprises three claim blocks optioned in June and November of 2008 covering 8,663 hectares in the state of Chihuahua. A Vein and CRD prospect, Salemex is located , approximately 30 kilometres north of Santa Eulalia Mining District, the world’s leading CRD producer.

Drilling was conducted throughout the first quarter; a total 4,134 metres in four holes. About four kilometres of strike length of vein outcrop was tested and returned lead-zinc dominant intercepts, with silver values being high in one hole.  After these four holes, four more holes were drilled into skarn and additional sulfide mineralization.  Assays are pending for the last two holes.

These first drilling results suggest that the bulk of the high-grade zone has been eroded away and that the system continues under alluvium to the south, with progressively higher levels of exposure in that direction. Any future efforts will be focused there. For now, exploration at Salemex has been curtailed.

The Company incurred $784,876 in exploration costs on Salemex in the first quarter of 2009 (2008: $nil), and a cumulative total of $1,249,401 to March 31, 2009. Budgeted exploration programs for 2009 at Salemex are approximately $885,000.

Nuevo Mundo Property

The Nuevo Mundo property is in eastern Zacatecas State and geologically located along the structural trend known to host many CRDs and all of the Company’s CRD projects (Sierra Ramirez, Guigui and Cinco de Mayo). It is also not far from Goldcorp’s Peñasquito mine and ties onto the eastern boundary of the Camino Rojo gold discovery of Canplats Resources.

First drill testing of the property was conducted during the first quarter of 2009; a total 1,144 metres in four holes. Initial work located two prominent gossan veins with strong mercury anomalies in outcrop, which were drill tested to a relatively shallow depth. None of the holes encountered significant mineralization or mercury.  Additional exploration for Camino Rojo-style mineralization will require substantial field geological and sampling work before any additional drilling is undertaken.

The Company incurred $302,918 in exploration costs on Nuevo Mundo in the first quarter period (2008: $nil), and a cumulative total of $386,639 to March 31, 2009.

Other Properties

MAG Silver wholly owns four other properties which remain in good standing but did not receive any exploration work in the first quarter.

Batopilas

The Company has incurred cumulatively $4,797,597 in exploration costs and $1,422,672 in acquisition costs on this 4,800 hectare property in the historic Batopilas native silver mining district in Chihuahua. The Company has budgeted a $200,000 exploration programs at Batopilas for 2009.

La Lorena

The La Lorena property is located just north of the Guanajuato Silver Mining District within the Fresnillo Silver Trend and was identified from field work as a Juanicipio look-alike and staked in early 2008. The Company’s budgeted exploration programs at La Lorena for 2009 are approximately $140,000.

Guigui

The Guigui project is a 4,500-hectare property in the Santa Eulalia Mining District, home to the world’s largest CRD camp. The Company has incurred $1,462,929 in exploration costs and $1,571,172 in acquisition costs to date. The Company’s budgeted exploration programs at Guigui for 2009 are approximately $135,000.

8/13

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2009

Camino Duro

This 19,760 hectare property in Zacatecas, approximately 80 kilometres north of Juanicipio, was acquired in July 2008 and has received only limited exploration work to date.

OUTLOOK

The Company continues to explore its properties in Mexico and the Company’s working capital position remains strong.  Given the intended takeover bid announced by Fresnillo plc in December 2008, the Company pursued an aggressive exploration program in the first quarter of 2009 in an effort to establish as much value as possible in the Company’s non-Juanicipio land package.  Many results and analysis remain outstanding and assessment of the work complete to date is ongoing.  Exploration in the second quarter and onward will be slowed down to a normalized pace so that analysis and assessment work can be brought up to date.

The Company has assessed the carrying values of its mineral properties as a result of current market conditions.  Based on current and expected metals prices and cost structures management has determined that the carrying value of the Company’s mineral properties at period end have not been impaired.  Management reviews the deferred acquisition and exploration costs of its mineral properties regularly.  In the event that market conditions and/or exploration results indicate that the carrying value of a mineral property likely exceeds its value in trade or its possible commercial mineral value, an impairment of that mineral property may be required.

In January 2009, Fresnillo and MAG approved a 2009 exploration program based on the recommendation of Minera Juanicipio’s Technical Committee totaling US $4.0 million and an engineering budget of US $500,000 for Minera Juanicipio.  To May 15, 2009, the Company has advanced a historical total of approximately US $8.2 million to Minera Juanicipio.

MAG has approved an exploration budget of approximately $17.5 million for 2009. Of this amount, $1.908 million was allotted for the Company’s 44% share of Minera Juanicipio’s 2009 exploration budget.  A further $ 2.64 million was budgeted for the Company’s share of possible development work at Juanicipio.   A budget of US$4.0 million for exploration plus US$500,000 for preliminary engineering work was later approved by Minera Juanicipio in January 2009.  The balance of approximately $13.5 million is earmarked for ten MAG-owned properties in Mexico and general administration and overhead.  Planned 2009 expenditures include the diamond drilling of almost 30,000 metres of core on five separate properties, air and ground based geophysical surveys, trenching, road building, mapping, sampling, geological modeling, surface rights acquisitions, taxes and land payments and overhead costs.  Diamond drilling will continue on the "José Manto" at Cinco de Mayo where MAG is outlining a new and potentially significant sulphide silver/lead/zinc carbonate replacement discovery. Drilling is complete, underway or planned for 2009 at Sierra Ramirez/El Pavo, Lagartos SE and Salemex. Drilling at Juanicipio by operator Fresnillo plc is expected to continue at roughly the same level in 2009 as it did in 2008 at approximately 25,000 metres.  Presently, MAG has two drills operating at Cinco de Mayo and one drill at Lagartos SE and one drill at Sierra Ramirez.  At Juanicipio, four drills in total are operating.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at May 15, 2009, the following common shares and stock options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price ($)	Life (mos/years)
Capital Stock	49,248,566
Stock Options	3,543,932	$1.06 - $14.70	12 mos to 5 years
Diluted	52,792,498

9/13

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2009

LIQUIDITY AND CAPITAL RESOURCES

At May 15, 2009 the Company had 49,248,566 issued and outstanding common shares.  At March 31, 2009 the Company had 49,210,566 common shares issued and outstanding (2008 - 48,545,566 common shares).  The Company issued a total of 55,000 common shares during the three month period ended March 31, 2009 for cash proceeds of $153,800 (2008: 1,591,370 for cash proceeds of $12,343,255).  In the three months ended March 31, 2009 there were no shares (2008 – Nil) issued for mineral properties.  The Company’s primary source of capital has been from the sale of equity.  At March 31, 2009 the Company had cash and cash equivalents on hand of $43,900,160 (2008: $69,812,325). The primary use of cash during the period was for mineral property acquisition and exploration expenditures of $5,099,386 (2008: $1,525,486), management and consulting fees of $499,107 (2008: $368,838), other general and administrative expenses of $1,601,274 (2008: $463,757) and investment in the Juanicipio Joint Venture of $37,484 (2008: $474,952).  The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo plc.  In the first quarter no such cash call was issued as Minera Juanicipio had sufficient operating funds on hand to conduct its intended programs.  The Company had $43,348,299 in working capital as at March 31, 2009 compared to $69,348,549 at March 31, 2008.

Current liabilities of the Company at March 31, 2009 amounted to $4,096,476 (2008: $1,783,026), mostly attributable to accrued exploration (drilling) expenses.

The Company currently has sufficient working capital to maintain all of its properties and planned programs for a period in excess of two years.  In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. Based on exploration results, the Company will select only certain properties to complete option and purchase arrangements on. The Company expects to raise equity capital as it is needed.  However, there is no assurance that additional funding will be available to the Company and it may again become dependent upon the efforts and resources of its directors and officers for future working capital. Management refers the reader to Notes 9 and 10 of the annual financial statements for the year ended December 31, 2008.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Mexican Pesos. The Company also has cash and certain liabilities denominated in United States dollars.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than as follows.

In November 2008, the Company notified Fresnillo of various concerns arising under the Shareholders Agreement dated October 10, 2005 which governs the Minera Juanicipio joint venture (the "Shareholders Agreement").  One such concern is that Fresnillo is attempting to acquire control of the Company on an unsolicited basis in breach of the provisions of the Shareholders Agreement.  MAG has now triggered the dispute resolution provisions of the Shareholders Agreement with the result that, if matters are not resolved with Fresnillo, the disputes are expected to be referred to arbitration.

On May 8, 2009 the Company announced that it has delivered a formal application for a hearing before the Ontario Securities Commission to compel Fresnillo to produce the critical information required to complete the valuation.   The Company has also asked the Ontario Securities Commission to enjoin Fresnillo from proceeding with its announced "take-under" bid if Fresnillo refuses to comply with any document production order so as to finally put an end to this take-over bid threat that has persisted since December 2008.

On May 8, 2009 the Company also announced that it had filed a formal request for arbitration with the International Court of Arbitration of the International Chamber of Commerce.  The Company is seeking urgent relief on the grounds that Fresnillo is attempting to acquire control of the Company on a hostile basis in breach of the standstill provisions contained in the shareholders agreement governing the Juanicipio joint venture.  The Company is also seeking relief in relation to other alleged violations by Fresnillo as operator under the shareholders agreement.

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MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2009

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

ADDITIONAL DISCLOSURE

Trend Information

Other than the obligations under the Company's property option agreements, there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from the Company’s future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least March 31, 2010.

The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company may need to raise additional capital by issuance of equity in the future.  At this time the Company has no plan or intention to issue any equity or any debt in order to raise capital.

RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s annual information form available on SEDAR at www.sedar.com and http://idea.sec.gov/idea.

The global economic environment has been uncertain since mid-year 2008.  Lower commodity prices, currency fluctuations, banking and institutional failures, restricted credit availability and a general reduction in the availability of equity financing create a more uncertain environment for the Company’s securities.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have negatively affected the mining and minerals sectors in general.  The Company’s market capitalization has been significantly reduced.  Although these circumstances may improve over the longer term, the short term impact upon the Company’s liquidity and its ability to raise the capital required to execute its business plans going forward will be negative.  As a result the Company will consider its business plans and options carefully going forward into 2009.  Other risks and uncertainties faced by the Company are listed under “Risks and Uncertainties” above and under “Risk Factors” in the Company’s Annual Information Form (“AIF”). The Company’s intends to preserve its cash balances where possible.

At March 31, 2009, the Company had a receivable of $3,112,671 from the Mexican government for value added tax (“IVA”).  Although full recovery is expected by management, recoveries to date have been intermittent.  The Company has discussed its outstanding IVA receivables with the Mexican authorities and there is no reason to believe these amounts will not be received.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company paid or accrued non-executive directors fees of $159,167 during the period ended March 31, 2009 (2008 - $20,500).

11/13

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2009

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  As of January 2006, these companies have a common director with the Company.  During the period ended March 31, 2009, the Company accrued or paid Cascabel and Imdex consulting, administration and travel fees totaling $92,895 (2008 - $24,432) and exploration costs totaling $1,005,590 (2008 - $413,832) under the Field Services Agreement.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd., a company with two common directors and common officer. During the period ended March 31, 2009, the Company accrued or paid Platinum Group Metals Ltd. $34,419 under the office service agreement (2008 - $33,670).

During the year ended December 31, 2007, the Company entered into a new two year office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the period ended March 31, 2009, the Company accrued or paid Anthem $22,078 under the office lease agreement (2008 - $20,272).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

CRITICAL ACCOUNTING ESTIMATES

The Company’s critical accounting policies are set out in the Annual Management Discussion and Analysis for the year ended December 31, 2008.

CHANGES IN ACCOUNTING POLICIES

The Company’s changes in accounting policies are set out in Note 2 of the unaudited Consolidated Interim Financial Statements for the quarter ended March 31, 2009.

CORPORATE GOVERNANCE

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  The consolidated Company operates in both Canada and Mexico and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions.  The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure control procedures as of December 31, 2007 and December 31, 2008 and quarterly during 2008 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in 2008 to assist in the assessment of its disclosure control procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure control procedures are effective.

The Company also maintains a system of internal controls over financial reporting, as defined by Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with Canadian GAAP.  The Company retained an independent third party specialist in 2006, 2007 and 2008 to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

12/13

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2009

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s normal control over financial reporting as of March 31, 2009 and have concluded that the Company’s internal control over financial reporting is effective.  There have been no changes in internal control over financial reporting during the period ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Subsequent Information

Subsequent to March 31, 2009 there have been 38,000 stock options exercised between prices of $1.06 and $4.04 for proceeds of $95,280.

On April 20, 2009 the Company issued 328,525 stock options to directors, officers, and employees at an exercise price of $5.54 with an expiry date of April 20, 2014.

On December 1, 2008, the Company was advised of the intention of Fresbal Investments Ltd., a subsidiary of its joint venture partner, Fresnillo plc, to make an unsolicited take-over bid for all of the Company's outstanding common shares not currently held by Fresnillo and its affiliates at an offer price of US$4.54 cash per share. Fresnillo, an insider by virtue of its approximately 19.8% interest in the Company, triggered the requirement for a formal valuation by an independent valuator under the supervision of an independent committee of the Company's board of directors.  On February 1, 2009 the Company announced that the valuation had been suspended after the independent committee determined that a proper valuation could not be completed without critical information which is in the sole possession or control of Fresnillo and which Fresnillo has refused or neglected to provide to the Company or the valuator.  This information relates to Fresnillo's publicly disclosed plans to develop the Juanicipio joint venture property, owned jointly by the Company (44%) and Fresnillo (56%), as part of its Fresnillo II regional mine development plan.

On May 8, 2009 the Company announced that it has delivered a formal application for a hearing before the Ontario Securities Commission to compel Fresnillo to produce the critical information required to complete the valuation.   The Company has also asked the Ontario Securities Commission to enjoin Fresnillo from proceeding with its announced "take-under" bid if Fresnillo refuses to comply with any document production order so as to finally put an end to this take-over bid threat that has persisted since December 2008.

On May 8, 2009 the Company also announced that it had filed a formal request for arbitration with the International Court of Arbitration of the International Chamber of Commerce.  The Company is seeking urgent relief on the grounds that Fresnillo is attempting to acquire control of the Company on a hostile basis in breach of the standstill provisions contained in the shareholders agreement governing the Juanicipio joint venture.  The Company is also seeking relief in relation to other alleged violations by Fresnillo as operator under the shareholders agreement.

The Company is taking the above actions to compel Fresnillo to comply with its legal and contractual obligations to the Company and its minority shareholders which exist to ensure the fair and equitable treatment in a change of control transaction.  These actions are directed exclusively at enabling the minority shareholders of the Company to properly assess any bid by Fresnillo to acquire control of the company.  Fresnillo, an insider of the Company, should not be permitted to use its informational advantage opportunistically to acquire MAG (and its interest in the Juanicipio joint venture) at a price that does not reflect fair value and that ignores or hides the distinctive material benefits that will accrue to Fresnillo if it succeeds in acquiring the Company.

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